310 Holdings, Inc.
9903 Santa Monica Boulevard
Suite 406
Beverly Hills, California 90212
Via Edgar

January 7, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: SportsQuest, Inc.

Request to Withdraw Registration Statement on Schedule 14C (RW)
SEC File Number 000-52444

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), 310 Holdings, Inc. (the " Registrant") hereby requests immediate withdrawal of its Preliminary Information Statement on Schedule 14C (File No. 000-52444), which was originally filed with the Securities and Exchange Commission (the "Commission") on November 25, 2008, along with any amendments and exhibits (the "Information Statement").

The Registrants believes that withdrawal of the Information Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Information Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Information Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

By:	/s/ Rene Gomez
Rene Gomez
Chief Executive Officer